State of Delaware
Secretary of State
Division of Corporations
Delivered 05:48 PM 02/09/2016
FILED 05:48 PM 02/09/2016
SR 20160699137 - File Number 5067096

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
CÜR MEDIA, INC.

Under Section 242 of the Delaware General Corporation Law

IT IS HEREBY CERTIFIED THAT:

1. The name of the corporation is CÜR Media, Inc. (the "Corporation").

2. The Amended and Restated Certificate of Incorporation of the Corporation was filed by the Secretary of State on the 31st day of January, 2014.

3. This amendment to the Amended and Restated Certificate of Incorporation ("Amendment") is filed pursuant to Section 242(a)(3) of the Delaware General Corporation Law to reflect a 1-for-13 reverse stock split ("Reverse Stock Split"), so that for every thirteen shares of the Corporation's issued and outstanding Common Stock, $0.0001 par value per share, the holder of such shares will receive one new share of Common Stock, $0.0001 par value per share. No fractional shares shall be issued and, in lieu thereof, the Corporation's transfer agent shall cancel all fractional shares and stockholders shall receive a cash payment from the transfer agent in an amount equal to their respective pro rata shares of the total net proceeds of that sale based on the fair market value of such fractional shares on the date of the filing of this Amendment.

4. Prior to the filing of this Amendment, the Corporation had an authorized capital of 310,000,000 shares of capital stock consisting of 300,000,000 shares of common stock, $0.0001 par value per share ("Common Stock") and 10,000,000 shares of preferred stock, $0.0001 par value per share ("Preferred Stock"). Prior to this Amendment, there were 31,720,247 shares of Common Stock issued and outstanding; and 268,279,753 authorized and unissued shares of Common Stock. As a result of this Amendment, the 31,720,247 shares of Common Stock issued and outstanding will become 2,440,019 shares of Common Stock, $0.0001 par value per share; and the 268,279,753 authorized and unissued shares of Common Stock will become 297,559,981 shares of Common Stock, $0.0001 par value per share. Of the 10,000,000 shares of Preferred Stock authorized, none of the shares of Preferred Stock are issued and outstanding. The Reverse Stock Split will have no effect on authorized Preferred Stock.

5. Pursuant to Section 242 of the Delaware General Corporation Law, this Amendment to the Amended and Restated Certificate of Incorporation was authorized by unanimous consent of the Board of Directors of the Corporation on May 26, 2015, as updated on December 11, 2015, and January 18, 2016, pursuant to Section 242(b)(1) of the Delaware General Corporation Law, and by a majority of the outstanding shares entitled to vote at a meeting of stockholders of the Corporation pursuant to Section 242(b)(2) of the Delaware General Corporation Law.

6. The effective date and time of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation shall be February 16, 2016 at 10:00 a.m.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to Amended and Restated Certificate of Incorporation to be signed this 9th day of February, 2016.

CÜR MEDIA, INC.

By: ______________________

Name: Thomas Brophy
Title: Chief Executive Officer